3628

Gateway Gold Corp.

07023579

May 8, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

SUPPL

Attention: Filing Desk

Re: File No. 82-35017

Please find enclosed copies of the following documents:

- Form 13-502F1 Class 1 Reporting Issuers – Participation Fee

Sincerely,

per L. Stefan
James Robertson
Director

SEC MAIL PROCESSING
RECEIVED
MAY 15 2007
WASH. D.C. 190 SECTION

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

dw 5/17

82-35017

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: GATEWAY GOLD CORP.

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	32,486,170(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	1.30(ii)	
Market value of other securities:	(i) X (ii) =	$42,232,021(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		N/A(B)

Market value of other securities:

(See paragraph 2.11 (b) of the Rule) (Provided details of how value was determined)		N/A(C)
(Repeat for each class or series of securities)		N/A(D)

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$42,232,021

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) $1,300.00

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = ______

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ______

END